Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

TABLE OF CONTENTS

Page

Unaudited Interim Condensed Consolidated Statements of Financial Position	F - 2 - F - 3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	F - 4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficit	F - 5 - F - 6
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F - 7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F - 8 - F - 17

The amounts are stated in thousands of USD

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		June 30,	December 31,
	Note	2023	2022

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		11,471	11,934
Trade accounts receivable, net		284	1,295
Contract Assets		4,457	5,035
Prepaid expenses and other		4,913	3,648
Government departments and agencies receivables		6,335	6,156
Related parties	4	82	157
Derivatives FPA	5,6	-	12,775
Inventory		775	831
Total current assets		28,317	41,831

NON-CURRENT ASSETS:
Right-of-use assets, net		2,480	2,794
Property, plant and equipment, net		1,546	1,643
Investment in Jet Talk		1,515	1,777
Long term deposits		208	203
Derivatives FPA	5,6	-	28,077
Total non-current assets		5,749	34,494

TOTAL ASSETS		34,066	76,325

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		June 30,	December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables		2,435	1,459
Contract Liabilities		75	622
ESA advance payments		5,410	5,800
Prepayments from Customers		21,657	12,176
Lease liabilities		873	1,021
Other accounts payable and accrued expenses		4,738	7,843
Related parties	4	336	408
Derivatives FPA	5,6	1,504	-
Total current liabilities		37,028	29,329

NON-CURRENT LIABILITIES:
Long term loans from financial institutions		59,603	54,926
Lease liabilities		2,033	2,280
Derivatives instruments liabilities	5	313	20,305
Liability for royalties payable		1,139	1,107
Derivatives FPA	5,6	11,766	-
Total non-current liabilities		74,854	78,618

SHAREHOLDERS’ DEFICIT:
Share capital		-	-
Share premium		446,822	446,488
Capital reserves		3,226	3,498
Accumulated deficit		(527,864)	(481,608)
Total shareholders’ deficit		(77,816)	(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		34,066	76,325

September 3, 2023
Date of approval of the financial statements	Nir Barkan Acting CEO	Oren Harari Interim CFO	Yoav Leibovitch Chairman of Board

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

		For the six-month period ended June 30
	Note	2023	2022
Revenues:
Development services and preproduction		4,129	2,983
Sale of products		1,540	328
Total revenues		5,669	3,311

Cost of sales and services:
Development services and preproduction		2,673	1,323
Sale of products		649	201
Total cost of sales and services		3,322	1,524

Gross profit		2,347	1,787

Research and development expenses, net		13,390	9,045
Selling and marketing expenses		1,395	1,020
General and administrative expenses		4,194	4,216
Loss from operations		(16,632)	(12,494)

Finance Income		37	210
Finance Expenses	3.d	(5,296)	(6,575)
Derivatives Revaluation		(24,104)	(102)
Company's share in the loss of a company accounted by equity method, net		(261)	(111)
Loss before income taxes		(46,256)	(19,072)
Income taxes		-	-
Loss for the period		(46,256)	(19,072)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations		(272)	3,674
Total comprehensive loss for the period		(46,528)	(15,398)

Basic and diluted loss per share (in dollars)		(0.57)	*(0.98)
Basic and diluted weighted average common shares outstanding		80,732,123	*19,463,935

* Restated as a result of the SPAC transaction

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the six-month period ended June 30, 2023

	Ordinary shares	Preferred Shares A	Preferred Shares B	Preferred Shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2023	80,672,674	-	-	-	-	446,488	(481,608)	3,498	(31,622)
Exercise of options	84,293	-	-	-	-	26	-		26
Share based payments	-	-	-	-	-	308	-	-	308
Loss for the period	-	-	-	-	-	-	(46,256)	(272)	(46,528)
Balance as of June 30, 2023	80,756,967	-	-	-	-	446,822	(527,864)	3,226	(77,816)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the six-month period ended June 30, 2022

	Ordinary shares **	Preferred Shares A **	Preferred Shares B **	Preferred Shares C **	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2022	18,783,168	7,638,647	4,999,651	895,710	4	46,203	(83,819)	226	(37,386)
Exercise of options	73,247	-	-	-	(*	33	-	-	33
Shares issued to Financial Institutions	846,432	-	-	-	(*	1,978	-	-	1,978
Warrant exercised	-	-	-	860,802	(*	5,000	-	-	5,000
Stock-based compensation	-	-	-	-	-	229	-	-	229
Loss for the period	-	-	-	-	-	-	(19,072)	3,674	(15,398)
Balance as of June 30, 2022	19,702,847	7,638,647	4,999,651	1,756,512	4	53,443	(102,891)	3,900	(45,544)

*) Represents an amount less than one thousand.
**) Opening balances were reclassified after stock split following SPAC transaction.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the six-month period ended June 30
	2023	2022
Cash flows from operating activities:
Loss for the period	(46,256)	(19,072)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	591	740
Company's share in the loss of a company accounted by equity method, net	262	111
Finance expenses on loans	4,595	401
Change in the fair value of warrant liabilities	24,104	(102)
Stock-based compensation	308	229
Decrease (Increase) in trade accounts receivable	1,045	(439)
Decrease in contract assets	780	1,336
Decrease (Increase) in inventory	56	(86)
Increase in other current assets	(983)	(4,396)
Increase (Decrease) in trade payables	931	(6,745)
Decrease in ESA prepayments	(655)	(3,865)
Decrease in other accounts payable and accrued expenses	(3,810)	(957)
Increase in prepayments from customers	8,760	11,502
Increase in liability for royalties payable	32	141
Net cash used in operating activities	(10,240)	(21,202)

Cash flow from investing activities
Decrease (Increase) in long-term bank deposit	(9)	51
Purchase of property, plant and equipment	(28)	(119)
Net cash provided by (used in) investing activities	(37)	(68)

Cash flows from financing activities
Receipt of long-term loans from a financial institution, net	-	50,829
Issuance of shares to a financial institution	-	2,008
Repayment of loan from shareholder	-	(5,000)
Repayment of loans from banks	-	(13,818)
Repayment of royalty liability	-	(119)
Payments of lease liabilities	(454)	(795)
Cash received from Derivatives FPA	10,026	-
Issuance of shares	-	5,033
Option exercises to shares by employees	26	-
Net cash provided by financing activities	9,598	38,138

Increase (decrease) in cash and cash equivalents	(679)	16,868
Cash and cash equivalents balance at the beginning of the period	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	216	2,285
Cash and cash equivalents balance at the end of the period	11,471	23,007

	For the six-month period ended June 30
	2023	2022

Appendix A - Cash paid and received during the period for:

Interest paid	61	1,096

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 1 – GENERAL

a.
The Company and its subsidiaries are engaged in the development and marketing of integrated circuit products for specific applications, antennas and terminals used for satellite communications. The Company has developed a new generation of integrated silicon chips for modems and antennas based on its own proprietary technology and provides end-to-end solutions for the satellite communications industry, including terminals, payloads and hubs. The Company develops its advanced chips (Application Specific Integrated Circuit chips (ASICs) and Radio Frequency Integrated Circuit chips (RFICs) based on technology designed to meet a variety of applications and services, such as broadband aviation, IOT, mobility and maritime, and operating on GEO, LEO and MEO satellites. The Company’s technology includes electronically steered antenna arrays, forming and design of digital beams, beam hopping, on-board processing payload chips and software-defined radio (SDR) modem chips.

b.	Business Combination Agreement SPAC Transaction ("Business Combination Agreement" OR "Transactions"):

On March 8, 2022, the Company and one of its subsidiaries, SatixFy MS, which was incorporated in 2022 for that purpose, entered into the Business Combination Agreement with Endurance Acquisition Corp. (“Endurance”). Under that agreement, Endurance merged into SatixFy MS, with Endurance continuing as the surviving company and becoming the Company’s direct, wholly-owned subsidiary. The Business Combination Agreement, as amended, and the related transactions were completed on October 27, 2022 ("SPAC merger" and the “Closing”).

As a result of the Business Combination, the Company recorded a gross increase in cash of $20 million and had $18.7 million expenses in cash related to the Transactions.

The Business Combination was accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 3, Business Combination. The Company is the accounting acquirer and SatixFy Ordinary Shares were registered under the Exchange Act and listed on the NYSE American.

Concurrently with the execution of the Business Combination Agreement, the Company entered into the Equity Line of Credit with CF Principal Investments LLC, an affiliate of Cantor Fitzgerald & Co. (“CF”), pursuant to which the Company may issue and sell to CF, from time to time and subject to the conditions in the related purchase agreement, up to an aggregate amount of $77.25 million in the Company’s Ordinary Shares for aggregate gross proceeds to the Company of up to $75 million after deducting the applicable purchase price discount on sales to CF thereunder.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 – GENERAL (CONT.):

In addition, the Company entered into an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction” or "FPA") with Vellar Opportunity Fund SPV LLC – (“Vellar” or "Seller”).

As part of the Business Combination Agreement, the Company has also issued different derivatives.

c.
As of June 30, 2023, we had incurred accumulated losses of $527.9 million and expect to continue to fund our operations through fundings as issuance of convertible securities, ordinary shares and warrants and through revenues from existing and new customers including governmental grants.

On August 30, 2023, the Company entered into a certain Share Purchase Agreement (the “Purchase Agreement”) with MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd. (“MDA”), which provided, among other things, for: (a) the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”), a wholly-owned subsidiary of the Company (the “Share Sale”), to the Purchaser; (b) the entry of the Company and/or certain of its affiliates, in each case, as of the closing of the Share Sale, into a non-competition agreement, transition services agreement and the other agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement and described below; and (c) the delivery by the

Company to MDA, as a condition to the closing of the Share Sale and the other transactions contemplated by the Purchase Agreement, of the Security Agreements, an investor rights agreement, License Agreement, the Escrow Service Agreement, the Digital Payload License Agreement and the Master Purchase Agreement (each as defined below), among others, in each case, duly executed by the Company and its applicable affiliates. The foregoing agreements and transactions, including the Pre-Purchase Agreement, collectively are referred to herein as the “MDA Transactions”.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 – GENERAL (CONT.):

The total consideration to the Company from MDA in connection with the MDA Transactions would be approximately $60 million, consisting of (i) $3 million for the shares in SatixFy Space Systems (subject to a customary working capital adjustment and holdback amount for satisfying indemnification claims) and repayment of intercompany debt in the amount of $17 million, both payable at closing of the Share Sale (the “Closing”), (ii) $20 million in promissory notes reflecting intercompany debt payable over the seven-month period immediately after the Closing and (iii) $20 million as an advance payment under the Master Purchase Agreement (of which $10 million has already been advanced under the pre-purchase agreement with an MDA affiliate, see also Note 3.c). In addition to the above mentioned amounts, the Company received an initial advance payment of $10 million early 2022.

The Closing is subject to customary closing conditions, including third party and shareholder approvals and retention of employees.

Concurrently with the execution of the Purchase Agreement, SatixFy UK Limited, a wholly-owned subsidiary of SatixFy, and wholly-owned subsidiary of MDA agreed to enter into a Master Purchase Agreement (the “Master Purchase Agreement”) at the Closing providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, under certain conditions SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a pre-determined fee. Additionally, SatixFy and MDA agreed to enter into an Escrow Service Agreement (the “Escrow Services Agreement”) and License Agreement (the “License Agreement”) at the Closing pursuant to which certain SatixFy intellectual property in respect of Satixfy Prime2 and Sx4000 products would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property under the License Agreement upon occurrence of certain conditions under the Escrow Agreement (including certain insolvency events and certain breaches of the Master Purchase Agreement).

To secure certain of SatixFy’s obligations pursuant to the MDA Transactions, SatixFy agreed to grant a security interest in favor of MDA in certain of SatixFy’s assets under security agreements (the “Security Agreements”) to be entered into at Closing for a period of thirty six (36) month, consistent with and subordinate to the security granted to the lenders under that certain Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent, as amended.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 – GENERAL (CONT.):

The Company’s management believes that the above transaction will generate enough cash sufficient for the foreseeable future from the date of the approval of these financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

d.	The affiliated company "Jet Talk" is engaged in the development and marketing of a unique antenna for IFC passenger aircraft and computers that receive broadband video transmissions from satellites.

e.
The Company operates primarily through six wholly owned subsidiaries: Satixfy Israel Ltd, Satixfy UK, Satixfy Space Systems UK, Satixfy Bulgaria, SatixFy US LLC and Satixfy MS ("Group"), all of which have been consolidated in these consolidated financial statements.

Name	Holding Percentage		Held By	Country of Incorporation
	June 30, 2023	December 31, 2022
Satixfy Israel Ltd.	100%	100%	Satixfy Communications	Israel
Satixfy UK	100%	100%	Satixfy Communications	UK
Satixfy Space Systems UK (*)	100%	100%	Satixfy Communications	UK
Satixfy Bulgaria	100%	100%	Satixfy UK	Bulgaria
Satixfy US LLC	100%	100%	Satixfy Communications	USA
Endurance Acquisition Corp.	100%	-	Satixfy Communications	Cayman Islands

(*) Sold after June 30, 2023

In addition, the Company's holds 51% of the shares of the following entity (see also Note 4):

Name	Holding Percentage		Held By	Country of Incorporation
	June 30, 2023	December 31, 2022
Jet talk	51%	51%	Satixfy UK	UK

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of preparation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2022 annual consolidated financial statements. The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2022 annual consolidated financial statements.

B.	Changes in accounting policies

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.	IFRS 17 Insurance Contracts
2.	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
3.	Definition of Accounting Estimates – Amendments to IAS 8
4.	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement

On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors

On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

Amendments to IAS 12, Income Taxes

On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

a.	In February 2023, the Company’s board of directors approved for the first time the grant of RSU to its employees, with vesting period of 4 years - first year cliff and equal quarterly vesting thereafter. No RSUs were vested during the period.

b.
On April 23, 2023, the Company and FP entered into the Waiver and Second Amendment to the Credit Agreement (the “Amendment”), which, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted the Company to make its interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced the company’s minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover it and its subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to Secured Overnight Financing Rate ("SOFR") + 9.50% (with a 3% SOFR floor), (v) provided for certain additional reporting obligations by the Company.

c.
On June 5, 2023, the Company received a $10 million prepayment from MacDonald Dettwiler and Associates Corporation to be applied to future orders of its space grade chips (see Note 1.a). The agreement with the customer provides that the Company will use the proceeds of the prepayment to support its product delivery obligations to the customer and establish new preferred pricing terms for the customer. In connection with the agreement, on June 2, 2023, the Company entered into an amendment to its existing Credit Agreement with FP in support of the Company’s ongoing efforts to improve its liquidity position, the agreement and the ongoing relationship between the Company and the customer, including a provision that, upon the Company’s receipt of the prepayment under the agreement, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, that the payments made in connection with the customer agreement will not be applied to repay debt under the Credit Agreement, a limited waiver, subject to certain conditions, of the liquidity covenant therein, and, upon the consummation of the customer agreement, a decreased interest rate of SOFR plus 8.00%, with a ceiling of 12.50%.

d.

The Company accounted for the modified loan as a derecognition of the existing loan and recognition of the modified loan at fair value with any differences as finance expenses. The finance expenses resulted from the modification amounted to $0.8 million.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 4 – RELATED PARTIES:

a.	Transactions with related parties

	For the period ended June 30
	2023	2022
Revenues from iDirect (*)	1,500	212

(*) After SPAC transaction iDirect is no longer a related party.

b.	Outstanding balances with related parties

	June 30,	December 31,
	2023	2022
Assets
Contract assets (Jet Talk)	1,846	1,679
Jet Talk	82	157
Total Assets	1,928	1,836
Liabilities
Raysat Israel Ltd.	117	160
Ilan Gat Engineers Ltd	119	95
Management Bonus Accrued	100	100
Jet Talk	-	53
Total Liabilities	336	408

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 5 – FAIR VALUE MEASUREMENT:

a.	Fair value of financial instruments measured at fair value on a periodic basis

	Level	June 30, 2023	December 31, 2022
Financial Assets:
Derivative FPA (*)	3	-	40,852
Total		-	40,852
Financial Liabilities:
Warrants	3	-	-
SPAC Public Warrants	1	91	286
SPAC Private Warrants	2	39	121
Price Adjustment shares	3	183	19,898
Derivative FPA (*)	3	13,270	-
Total		13,583	20,305

(*) Current and Non-current

b.	Classification of financial instruments by fair value hierarchy:

The financial instruments measured in the balance sheet at fair value are classified, according to groups with similar characteristics, into a fair value ranking as follows, determined in accordance with the data source used to determine the fair value:

Level 1: Quoted prices (without adjustments) in an active market of identical assets and liabilities.
Level 2: Non-quoted prices data included in Level 1 which can be viewed directly or indirectly.
Level 3: Data that are not based on viewable market information (assessment techniques without the use of viewable market data).

Warrants Level 3
For the period ended June 30, 2022
Balance at January 1, 2022	1,392
Changes in fair value recognized in finance expenses	(102)
Balance at June 30, 2022	1,290

SPAC Warrants Level 1
For the period ended June 30, 2023
Balance at January 1, 2023	(407)
Changes in fair value recognized in finance expenses	277
Balance at June 30, 2023	(130)

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 5 – FAIR VALUE MEASUREMENT (CONT.):

PAS Level 3
For the period ended June 30, 2023
Balance at January 1, 2023	(19,898)
Changes in fair value recognized in finance expenses	19,715
Balance at June 30, 2023	(183)

Derivatives FPA (*) Level 3
For the period ended June 30, 2023
Balance at January 1, 2023	40,852
Cash received	(10,026)
Changes in fair value recognized in finance expenses	(44,096)
Balance at June 30, 2023	(13,270)

(*) Current and Non-current

NOTE 6 – FORWARED PURCHASE AGREEMENT:

The Company entered into the Forward Purchase Transaction with the Seller. Pursuant to the Forward Purchase Agreement, the Seller thereunder purchased, through a broker in the open market shares and will sell the shares under certain conditions. Vellar will pay directly, out of the funds held in Endurance’s trust account, approximately $86.5 million. Accordingly, there was no net increase in cash as a result of the Forward Purchase Agreement at the time of the Closing of the Business Combination occurred on October 27, 2023. Upon the effective date of the applicable registration statement January 23, 2023, the Seller paid to SatixFy approximately $10.0 million (including $8.4 million with respect to the Subject Shares purchased by the Seller prior to the closing of the Business Combination and $1.6 million with respect to the Additional Shares issued to Vellar following the Closing of the Business Combination).

The difference between the fair value of the shares deemed to be issued to the SPAC holders, including the Seller's and the net financial instruments held by the SPAC (including the fair value of the FPA) will be recognized as listing expenses. The financial instrument is measured at fair value initially and subsequently, with changes in fair value recognized in profit or loss.

For the purpose of measuring the price of FPA assets a Monte Carlo simulation model was used.

The maturity date will be the third anniversary of the Closing (the “Maturity Date”), subject to acceleration as discussed below. Upon the occurrence of the Maturity Date, SatixFy is obligated to pay to the Sellers an amount equal to the product of (a) 10,000,000 less the number of Subject Shares sold pursuant to OET Sales (but not any Subject Shares sold pursuant to Shortfall Sales) multiplied by (b) $1.50 (the “Maturity Consideration”). At the Maturity Date, SatixFy will be entitled to deliver the Maturity Consideration to the Sellers in SatixFy Ordinary Shares or in cash calculated based on the average daily VWAP Price over 30 trading days commencing on (i) the Maturity Date, to the extent the SatixFy Ordinary Shares used to pay the Maturity Consideration are freely tradeable by Seller, or (ii) if not freely tradeable by Seller, the date on which the SatixFy Ordinary Shares used to pay the Maturity Consideration are registered under the Securities Act and delivered to Seller, provided that if such SatixFy Ordinary Shares comprising the Maturity Consideration are not registered with the SEC within 120 days following the Maturity Date (which period may be extended for up to 30 days in certain circumstances), SatixFy shall pay to the Sellers an additional amount equal to 25% of the Maturity Consideration. The Maturity Date may be accelerated by Seller, at its discretion, if, following the Closing, (x) during the 12 months following Closing, for any 90 trading days during a 120-consecutive day period occurring during such 12-month period, the VWAP Price for 90 trading days during such period shall be less than $1.50 per share or (y) during the subsequent 24 months following Closing, for any 45 consecutive trading day-period occurring during such 24 month period, the VWAP Price for 30 trading days during such period shall be less than $2.50 per Share or (B) (x) the registration statement is not declared effective by the 45th day following the Closing (or the 90th day if the SEC notifies SatixFy it will “review” the registration statement) or (y) SatixFy does not maintain effectiveness of the registration statement (subject to customary blackout period exceptions as provided in the Forward Purchase Agreement) and in the case of (B) SatixFy shall pay the Break-up Fee (as defined below). Due to the extended decline in our stock price, the Sellers are entitled to accelerate the Maturity Consideration as of the date of this exhibit, but have not yet done so.

If the Forward Purchase Transaction is terminated prior to the Maturity Date, except if due to a material breach by Sellers, Endurance and SatixFy, jointly and severally, will also be obligated to pay a break-up fee equal to $0.5 million plus certain fees and expenses (the “Break-up Fee”).

NOTE 7 – LEGAL PROCEEDINGS:

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against the Company in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by the Company of the warrant agreement in relation to certain of its public warrants allegedly held by Alta. The Company intends to defend the case vigorously.

Due to the early stage of the litigation, the Company is not able to assess, as of the date of the approval of these financial statements, whether the claim will be succeeded.

NOTE 8 – SUBSEQUENT EVENTS:

See Note 1c.